SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 12, 2002

Exact Name of Registration as Specified in Charter:

CHINA GLOBAL DEVELOPMENT, INC.

State of Other Jurisdiction of Incorporation: Nevada
Commission File Number: 0-27323
IRS Employer Identification Number: 87-0403828

Address and Telephone Number of Principle Executive Offices:
4766 Holladay Blvd.
Holladay, UT 84117
801.273.9300

Item 5.   Other Events

PursuantPursuant to consent by a majority ofPursuant to consent by a majority of the shareholders of the Cor
thethe Company hasthe Company has effected a 1 for 10 reverse split and changed the name of thethe Company ha
Ventures, Inc.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly
caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA GLOBAL DEVELOPMENT, INC.

/s/ Paul Beatty
President
Date: 11/12/02